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Number: C0820454

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that TOURNIGAN GOLD CORPORATION, which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0059554, has continued into British Columbia from the Jurisdiction of YUKON, under the Business Corporations Act, with the name TOURNIGAN GOLD CORPORATION on March 27, 2008 at 12:54 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On March 27, 2008

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada